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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN  CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672


                                              Northrop Grumman Corporation
                                              Public Information
                                              1840 Century Park East
                                              Los Angeles, California 90087-2199
                                              Telephone 310-553-6262
                                              Fax 310-556-4561

NEWS NORTHROP GRUMMAN

                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN RESPONDS TO
----------------------------
TRW'S CONFIDENTIALITY AGREEMENT
-------------------------------

         LOS ANGELES -- April 22, 2002 -- Northrop Grumman Corporation (NYSE:
NOC) announced today that it received a confidentiality agreement from TRW Inc. on April 18 and released the following statement in response.

         "Northrop Grumman wants to achieve a negotiated transaction with TRW. This is not possible unless we are able to conduct an effective due diligence. The proposed confidentiality agreement contains so-called `standstill' and other provisions having nothing to do with confidentiality. These onerous restrictions do not serve the interests of achieving effective negotiations between Northrop Grumman and TRW and, as a result, do not serve the interests of TRW shareholders.

         "Northrop Grumman urges the TRW shareholders to send the message that they expect the TRW board of directors to follow through on what it said it would do."

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.


                                       -more-

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NORTHROP GRUMMAN RESPONDS TO
----------------------------
TRW'S CONFIDENTIALITY AGREEMENT
-------------------------------

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.


The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.



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